May 23, 2025

VIA EDGAR

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PHI Group, Inc.

Request to Withdraw Registration Statement on Form S-1

File No. 333-274852

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), PHI Group, Inc., a Delaware corporation (the “Company”), hereby respectfully requests the withdrawal of its Registration Statement on Form S-1 (File No. 333-274852) initially filed with the Securities and Exchange Commission (the “Commission”) on October 4, 2023, together with all exhibits thereto (the “Registration Statement”), with such request to be approved effective as of the date hereof or the earliest practicable date hereafter.

The Company requests withdrawal of the Registration Statement because it has determined not to pursue the contemplated public offering at this time. The Commission has not declared the Registration Statement effective under the Securities Act and the Company confirms that no securities have been sold pursuant to the Registration Statement.

The Company also requests that, in accordance with Rule 457(p) promulgated under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

If you have any questions regarding this application for withdrawal, please contact Peter Wardle of Gibson, Dunn & Crutcher LLP at (213) 229-7242.

Sincerely,

/s/ David Lawrence
Name: David Lawrence
Title: SVP of Finance